COPERNIC RELEASES COPERNIC DESKTOP SEARCH®
CORPORATE EDITION TO SERVE CORPORATE CUSTOMERS

Montreal, Canada, November 15, 2007 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leader in search technology and online advertising, today officially announced the release of a Corporate Edition of its award winning Copernic Desktop Search (CDS) to support its product line extension strategy and increase software sales internationally.

The Corporate Edition has been created and released as means to serve customers in the corporate environment. Unlike, the freeware version, which is now called CDS Home Edition, the Corporate Edition is sold on a per-seat basis to corporations. Companies using CDS in the corporate environment are being offered a special incentive to convert over to the Corporate Edition, as use of the freeware version in a commercial environment is no longer permitted.

CDS Corporate Edition is an affordable and cost effective desktop search solution that is secure, scalable and easy to maintain and deploy. The Corporate Edition offers network administrators many configuration options and other unique features specifically for corporate environments. The Corporate Edition also differs from the Home Edition in that it comes with upgrades, updates, and support and will be free from all forms of advertising. The Company has already delivered and recognized in Q3 2007 licenses with a major pharmaceutical company and a US government agency.

Martin Bouchard, President and CEO of Copernic commented on the release by saying “The Copernic Desktop Search® Corporate Edition will prove to be an indispensable tool for our corporate customers to securely manage and retrieve data. The release of the Corporate Edition is an important milestone in our monetization strategy for Desktop Search and I am confident this will be an increasingly important and growing revenue stream for the Company.”

In addition to increasing employee efficiency and saving corporations money on lost productivity, the Corporate Edition, enables integration into a company’s intranet and utilization of Copernic’s mobile technology to provide anywhere anytime remote file access to important files on an employees desktop.

Please visit http://www.copernic.com/en/products/desktop-search/corporate/ or call 1-877-937-2575 for more information about Copernic Desktop Search - Corporate Edition.

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search® software search engine product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors’ Choice Award, as well as the PC World, World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool. Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com